UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.2)*

                          Nabisco Group Holdings Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   74960K 876
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                           c/o Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           8,617,100

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           8,617,100

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,617,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.65%

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                   Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           8,272,900

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           8,272,900

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,272,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           12,020,200

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           12,020,200

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,020,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.7%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           12,020,200

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           12,020,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           12,020,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.7%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           28,910,200

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           28,910,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           28,910,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.9%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on February 4, 2000, and amended on March 2, 2000, by the Registrants, relating to the common shares, par value $0.01 per share ("Shares"), of Nabisco Group Holdings Corp., a Delaware corporation ("Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

         As of March 10, 2000, the aggregate purchase price of the 28,910,200 Shares purchased by the Registrants was $292,371,289.41 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants and moneys borrowed pursuant to standard margin accounts in the regular course of business of Registrants.


Item 4.           Purpose of the Transaction

        Item 4 is hereby amended to add the following:

        While Registrants have not finally determined to conduct a proxy contest, in order to preserve the ability to do so, as required by the Issuer's by-laws Icahn & Co., Inc. ("Icahn & Co."), notified Issuer on March 10, 2000, of its intention to propose nominations of persons for election as directors at the
forthcoming   Annual  Meeting  of  Issuer's   stockholders.   A  copy  of  the
notification letter (the "Notification Letter") is attached hereto as Exhibit 1 and incorporated in its entirety herein by reference. The Notification Letter
provides  Issuer  with  certain   information   required  by  Issuer's  by-laws
concerning Icahn & Co. and certain of its affiliates and concerning the nominees.

        In furtherance of the possible proxy contest, High River Limited Partnership has entered into agreements with the intended nominees (each a "Nominee Agreement") named in the Notification Letter. The form of the Nominee Agreement is attached hereto as Exhibit 2 and incorporated in its entirety herein by reference.

        Registrants will continue to seek to discuss with Issuer means of enhancing stockholder values. If and when Registrants finally determine not to proceed with the proxy contest, they will so notify the Issuer.




Item 5.           Interest in Securities of the Issuer

          (a) As of the close of business on March 10, 2000, Registrants may be deemed to beneficially own, in the aggregate, 28,910,200 Shares, representing approximately 8.9% of the Issuer's outstanding Shares (based upon the 326,146,847 Shares stated to be outstanding as of October 29, 1999 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 15, 1999).

          (b) Barberry has sole voting power and sole dispositive power with respect to 8,617,100 Shares. Icahn & Co. has sole voting power and sole dispositive power with respect to 8,272,900 Shares. High River has sole voting power and sole dispositive power with regard to 12,020,200 Shares. Riverdale has shared voting power and shared dispositive power with regard to 12,020,200 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 28,910,200 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship with Barberry and Icahn & Co. (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry and Icahn & Co. each own. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          (c) The following table sets forth all transactions with respect to Shares effected after March 1, 2000 through March 10, 2000 by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                            No. of Shares              Price
Name                       Date             Purchased                  Per Share

High River                 3/2/00           225,000                    $8.5969

High River                 3/3/00           316,300                    $8.4349

High River                 3/6/00           892,000                    $8.4328

High River                 3/7/00           412,800                    $8.3125

High River                 3/7/00           221,900                    $8.3189

High River                 3/8/00           300,000                    $8.4629

High River                 3/9/00           290,600                    $8.3721

High River                3/10/00           542,300                    $8.7303

Barberry                   3/8/00           144,400                    $8.4629



ITEM 7.         Material to be Filed as Exhibits

1.      Joint Filing Agreement dated March 10, 2000

2. Notification Letter from Icahn & Co., Inc. and certain of its affiliates to Issuer, dated March 10, 2000

3.      Form of Nominee Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2000


BARBERRY CORP.

By:
        Name:  Carl C. Icahn
        Title: Chairmen of teh Board and President

ICAHN & CO., INC.


By:
         Name:  Carl C. Icahn
         Title: Chairman of the Board and President


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:
         Name:  Carl C. Icahn
         Title: Member


CARL C. ICAHN

     [Signature Page of the Amendment No. 2 to Schedule 13D with respect to
                         Nabisco Group Holdings Corp.]

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Nabisco Grant Holdings Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of March, 2000.

BARBERRY CORP.

By:
        Name:  Carl C. Icahn
        Title: Chairman of the Board and President

ICAHN & CO., INC.


By:
         Name:  Carl C. Icahn
         Title: Chairman of the Board and President


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:
         Name:  Carl C. Icahn
         Title: Member



CARL C. ICAHN


         [Joint Filing Agreement for the Amendment No. 2 to Schedule 13D with respect to Nabisco Group Holdings Corp.]